EMGOLD MINING CORPORATION

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2008 and 2007

(expressed in United States dollars)

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Balance Sheets

(expressed in United States dollars)

	March 31, 2008	December 31, 2007
Assets

Current assets
Cash and cash equivalents	$ 383,868	$ 176,881
Short-term investments	3,073,551	4,640,637
Accounts receivable	63,901	103,147
Due from related party (note 7)	362,643	100,493
Prepaid expenses and deposits	313,478	260,463
	4,197,441	5,281,621

Mineral property interests (note 3)	942,448	942,448
Property and equipment (note 5)	241,731	274,565
Other	7,819	8,061

	$ 5,389,439	$ 6,506,695

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$ 362,964	$ 325,924
Due to related parties (note 7)	315,413	386,369
Capital lease obligation (note 4)	5,976	5,843
	684,353	718,136
Capital lease obligation (note 4)	24,111	25,661
Preference shares (note 6)	728,223	750,624
	1,436,687	1,494,421
Shareholders’ equity
Share capital	38,323,402	38,231,882
Equity component of convertible preference shares (note 6)	90,902	90,902
Warrants	3,030,307	3,049,862
Contributed surplus	2,972,267	2,972,267
Deficit	(39,886,670)	(38,755,183)
Accumulated other comprehensive income	(577,456)	(577,456)
	3,952,752	5,012,274

	$ 5,389,439	$ 6,506,695

Basis of presentation and operations (note 1)

Commitments (notes 3 and 4)

See accompanying notes to interim consolidated financial statements.

Approved by the Directors

“Robin A. W. Elliott”

“Stephen J. Wilkinson”

Director

Director

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Statements of Operations and Deficit

(expressed in United States dollars)

	Three months ended March 31,
	2008	2007

Expenses
Amortization	$ 11,620	$ 22,725
Accretion of debt portion of preference shares	3,414	2,925
Ceramext® research expenses (note 8)	104,232	169,142
Exploration expenses (note 9)	607,452	703,671
Foreign exchange (gain) / loss	113,339	2,908
Finance expense	14,437	12,576
Legal, accounting and audit	26,487	23,024
Management and consulting fees (note 7)	72,990	8,989
Office and administration	87,095	80,985
Other consulting fees	--	14,611
Salaries and benefits	82,216	134,400
Shareholder communications	41,140	62,696
Travel	3,289	23,863
	1,167,711	1,262,515
Other expenses and income
Interest income	36,224	18,793
Loss for the period before income taxes	(1,131,487)	(1,243,722)
Future income tax recovery	--	248,051
Net loss for the period	(1,131,487)	(995,671)
Deficit, beginning of period	(38,755,183)	(32,919,054)

Deficit, end of period	(39,886,670)	$ (33,914,725)

Loss per share – basic and diluted	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding	156,799,642	83,759,406

Total common shares outstanding at end of period	157,109,642	83,759,406

Interim Consolidated Statement of Comprehensive Income

(expressed in United States dollars)

	2008	2007
Loss for the period before comprehensive income	$ (1,131,487)	$ (995,671)
Other comprehensive income	--	--
Comprehensive loss for the period	$ (1,131,487)	$ (995,671)

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION
(an exploration stage company)

Interim Consolidated Statements of Shareholders’ Equity
(expressed in United States dollars)

	Common Shares Without Par Value		Preference Shares	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2006	83,759,406	$33,062,945	$90,902	$1,085,434	$2,412,930	$(577,456)	$(32,919,054)	$3,155,701
Future income tax – flow through shares	--	(221,734)	--	--	--	--	--	(221,734)
Private placement at Cdn$0.11 less share issue costs	72,730,236	5,390,671	--	1,964,428	--	--	--	7,355,099
Stock based compensation	--	--	--	--	559,337	--	--	559,337
Loss for the year	--	--	--	--	--	--	(5,836,129)	(5,836,129)
Balance, December 31, 2007	156,489,642	38,231,882	90,902	3,049,862	2,972,267	(577,456)	s(38,755,183)	5,012,274
Loss for the period	--	--	--	--	--	--	(1,131,487)	(1,131,487)
Warrants exercised	100,000	16,853	--	(1,916)	--	--	--	14,937
Agents’ warrants exercised	520,000	74,667	--	(17,639)	--	--	--	57,028
Balance, March 31, 2008	157,109,642	$38,323,402	$90,902	$3,030,307	$2,972,267	$ (577,456)	$(39,886,670)	$3,952,752

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Statements of Cash Flows

(expressed in United States dollars)

	Three months ended March 31,
	2008	2007
Cash provided by (used for):

Operations:
Net loss for the period	$ (1,131,487)	$ (995,671)
Items not involving cash
Amortization	32,834	43,271
Accretion of debt component of preference shares	3,414	2,925
Effect of currency translation	(25,573)	5,849
Recovery of future income taxes	--	(248,051)

Changes in non-cash operating working capital
Accounts receivable	39,246	(22,045)
Due to/from related parties	(333,106)	132,417
Prepaid expenses and deposits	(53,015)	28,842
Accounts payable and accrued liabilities	37,040	98,132
	(1,430,647)	(954,331)

Investing activities:
Mineral property acquisition costs	--	(94)
Purchase of short-term investments	--	(883,423)
Redemption of short-term investments	1,567,086	--
Equipment additions	--	(17,247)
Capital lease payments	(1,417)	(1,964)
	1,565,669	(902,728)

Financing activities		--
Issuance of common shares	71,965	--
	71,965	--

Decrease in cash during the period	206,987	(1,857,059)
Cash beginning of period	176,881	2,504,377

Cash end of period	$ 383,868	$ 647,318

See accompanying notes to interim consolidated financial statements

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(expressed in United States dollars)

1.

Basis of presentation and operations:

The accompanying consolidated financial statements for the interim periods ended March 31, 2008 and 2007, have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods presented.  The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year and have been prepared using Canadian GAAP applicable to a going concern.

These consolidated financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007.

As at March 31, 2008, the Company has no source of operating cash flow and has an accumulated deficit of $39,886,670.  In addition, the Company has working capital, which is defined as current assets less current liabilities, of $3,513,088 and has capitalized $942,448 in acquisition costs related to the Rozan, Stewart, Jazz and Idaho-Maryland mineral property interests.  The Company had a loss of $1,131,487 for the period ended March 31, 2008.  Operations for the period ended March 31, 2008, have been funded primarily from the redemption of the Company’s short-term investments.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests.

The Company’s current financial position and forecast cash flow requirements for the next year to meet its mineral property requirements and corporate requirements indicate that there is substantial doubt about the ability of the Company to continue as a going concern.

The Company’s ability to continue operations is contingent on its ability to obtain additional financing. Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These consolidated financial statements do not reflect adjustments to the amounts of assets and liabilities, the reported revenues and expenses and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

2.

Accounting policies:

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended December 31, 2007, and have been consistently followed in the preparation of these financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company’s first interim period commencing January 1, 2008:

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(expressed in United States dollars)

2.

a) Capital disclosures

CICA handbook section 1535, “Capital Disclosures”, establishes standards for disclosing information about the Company’s capital and how it is managed including (i) an entity’s objectives, policies and processes for managing capital, (ii) quantitative data about what an entity considers capital, (iii) whether the entity is in compliance with capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

b) Financial instruments disclosures

The CICA issued handbook section 3862, “Financial Instruments – Disclosure” and section 3863 “Financial Instruments – Presentation” which are effective for fiscal years beginning on or after October 1, 2007. CICA handbook section 3862, “Financial Instruments – Disclosures”, requires entities to provide disclosure of quantitative and qualitative information in their financial statements. This information enables users to evaluate the significance of financial instruments on the Company’s operations and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date. The Company will be required to disclose the measurement bases used for its financial instruments as well as the criteria used to determine the classification for different types of instruments.

The purpose of CICA handbook section 3863 “Financial Instruments – Presentation” is to enhance the financial statement users’ understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows.

c) General standards on financial statement presentation

CICA handbook section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose a Company’s ability to continue as a going concern. The changes were effective for interim and annual financial statements beginning January 1, 2008.

3.

Mineral property interests:

The acquisition costs of the Company’s interests in mineral properties owned or under option, consist of the following:

Mineral property acquisition costs	March 31, 2008	December 31, 2007
Idaho-Maryland Property, California	$ 589,276	$ 589,276
Porph Claims, British Columbia	6,910	6,910
Rozan Gold Property, British Columbia	120,821	120,821
Jazz Property, British Columbia	55,169	55,169
Stewart Property, British Columbia	170,272	170,272
	$ 942,448	$ 942,448

Idaho-Maryland Property, California

The term of the initial lease on the Idaho-Maryland property, as amended in fiscal 2002 was for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007.  The owners granted the Company the exclusive right and option to purchase all of the leased property.  The property is subject to a 3% Net

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(expressed in United States dollars)

Smelter Royalty (“NSR”) from production if the property is still being leased.  Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price.  Lease payments of $25,500 were payable quarterly until February 1, 2007, as amended.  In February 2007, for a one-time payment of $75,000 the Company negotiated an extension to the initial amended lease, whereby the term of the exercise date was extended from May 31, 2007 to December 31, 2008.  The Company agreed to a quarterly lease payment of $75,000 beginning on May 1, 2007, and continuing for the term of the revised lease.  All other conditions of the original agreement, including the option purchase price and NSR remain unchanged.

Provided that payments are kept current, the Company may purchase the property at any time.  The purchase price for 2008 is $5,194,127, and is increased by 3% each lease-year.

Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of south-eastern British Columbia.  The Company earned a 100% interest in the property by making stepped payments totalling Cdn$100,000 and issuing 200,000 common shares. The property is subject to a 3.0% NSR.  The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

Jazz Property, British Columbia

In April 2004, the Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of 24 mineral claims located in the Nelson Mining Division near Nelson, British Columbia. Under the terms of the agreement, the Company has agreed to make stepped cash payments totalling $215,000 ($45,000 paid to date) to the optioner over a ten-year period.  Upon completion of the above cash payments, the Company will earn the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optioner of a 3.0% NSR and the completion of Cdn$75,000 in exploration work on the property within two years from the date of the agreement (completed). The Company will have the right to purchase 66⅔% of the NSR from the optioner for $1,000,000 at any time up to and including the commencement of commercial production.

Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and amended in 2006, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia.  The Company will earn a 100% interest in the property by making payments totalling Cdn$104,000 (Cdn$80,000 paid to date) and issuing 260,000 common shares (issued). The Company is vested with 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optioners. The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in south-eastern British Columbia.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(expressed in United States dollars)

4.

Capital lease obligation:

The Company leases a vehicle under a capital lease which expires in 2012 and bears simple interest at a rate of 8.69%.  At March 31, 2008, future minimum lease payments under capital leases are $30,087, including $8,364 of anticipated interest payments, payable monthly.  The current portion is $5,976.

5.

Property and equipment:

March 31, 2008	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 249,472	$ 160,117	$ 89,355
Office furniture and equipment	77,018	45,383	31,635
Research equipment	163,466	86,906	76,560
Computer hardware and software	122,260	106,920	15,340
Leasehold improvements	127,324	123,724	3,600
Vehicle – held under capital lease	38,833	13,592	25,241
Total	$ 778,373	$ 536,642	$ 241,731

December 31, 2007	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 249,472	$ 146,719	$ 102,753
Office furniture and equipment	77,018	41,675	35,343
Research equipment	163,466	78,732	84,734
Computer hardware and software	122,260	102,721	19,539
Leasehold improvements	127,324	122,311	5,013
Vehicle – held under capital lease	38,833	11,650	27,183
Total	$ 778,373	$ 503,808	$ 274,565

Research equipment is being used for research and development of the Ceramext® Process.

6.

Share capital:

Authorized

Unlimited number of common shares without par value

Unlimited number of first preference shares without par value

Preference shares

Equity portion of Class A Preference Shares	Number of Shares	Amount
Balance, December 31, 2007	3,948,428	$ 90,902
Balance, March 31, 2008	3,948,428	90,902
Debt Portion of Class A Preference Shares	March 31, 2008	December 31, 2007
Balance, beginning of period	$ 750,624	$ 626,724
Accretion of debt	3,414	12,822
Foreign exchange (gain) / loss on debt	(25,815)	111,078
	(22,401)	123,900
Balance, end of period	$ 728,223	$ 750,624

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(expressed in United States dollars)

The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

The Class A Convertible Preference Shares are convertible, at the option of the holder, into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time, gold having an aggregate value of not less than the redemption amount.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At March 31, 2008, $287,732 (December 31, 2006 - $284,146) has been accrued in due to related parties in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over ten years from inception.  This period is based on management’s best estimate of the life of the convertible preference shares, and is reassessed annually.

Stock options:

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares, or 15,710,964 common shares.  During the three month period ended March 31, 2008, 75,000 stock options expired with an exercise prices between $0.90 and $1.00.  At March 31, 2008, 13,623,000 stock options are outstanding, exercisable for periods up to ten years.

The following table summarizes information about the stock options outstanding at March 31, 2008:

Exercise Price	Number Outstanding and Exercisable at December 31, 2007	Weighted Average Remaining Contractual Life
Cdn$0.25	170,000	1.15 years
Cdn$0.10	428,000	3.53 years
Cdn$1.00	2,410,000	5.52 years
Cdn$0.90	1,745,000	6.19 years
Cdn$0.36	160,000	2.24 years
Cdn$0.29	820,000	3.65 years
Cdn$0.15	7,890,000	4.70 years
	13,623,000	4.85 years

Share purchase warrants

As at March 31, 2008, the following share purchase warrants were outstanding:

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(expressed in United States dollars)

Number of Warrants	Exercise Price	Expiry Date
713,100	Cdn$1.00	September 15, 2008
14,344,105	Cdn$0.40	December 6, 2008
1,119,000	Cdn$0.50	December 6, 2008
179,040	Cdn$0.26	December 6, 2008
1,147,529	Cdn$0.26	December 6, 2008
89,520*	Cdn$0.50	December 6, 2008
1,147,529*	Cdn$0.40	December 6, 2008
54,792,069	Cdn$0.15	September 27, 2009
3,393,323	Cdn$0.11	March 27, 2009
3,393,323*	Cdn$0.15	March 27, 2009
7,328,000	Cdn$0.15	October 5, 2009
446,080	Cdn$0.11	April 5, 2009
446,080*	Cdn$0.15	April 5, 2009
11,030,167	Cdn$0.15	October 12, 2009
622,400	Cdn$0.11	April 12, 2009
622,400*	Cdn$0.15	April 12, 2009
100,813,665	Weighted Average Exercise Price: Cdn$0.20

*Reserved for underlying warrants upon the exercise of broker and finder’s warrants.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(expressed in United States dollars)

The following table summarizes warrant transactions for the years ended December 31, 2005, 2006, and 2007:

	Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2004	6,232,799	$1.00
Cancelled	(6,232,799)	$1.00
Granted	18,360,000	$0.70
Balance, December 31, 2005	18,360,000	$0.70
Granted	18,739,823	$0.42
Balance, December 31, 2006	37,099,823	$0.56
Cancelled	(18,360,000)	$0.70
Granted	82,693,842	$0.15
Balance, December 31, 2007	101,433,665	$0.20
Exercised	(620,000)	$0.12
Balance, March 31, 2008	100,813,665	$0.20

During the three months ended March 31, 2008, 100,000 warrants were exercised at an exercise price of $0.15 and 520,000 agent’s warrants were exercised at a price of $0.11.

7.

Related party transactions and balances

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, with the exception of preference shares (note 6).

Balances receivable from (d):	March 31, 2008	December 31, 2007
LMC Management Services Ltd. (a)	$ 362,643	$ 100,493

Balances payable to:
Directors, officers and employees	$ 315,413	$ 386,369

Related party transactions in these interim consolidated financial statements are as follows:

(a)

During the three months ended March 31, 2008, $97,425 (2007 - $216,599) was incurred in management, administrative, geological and other services provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(b)

Consulting fees of $21,024 (2007 – $8,989) were paid directly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  Consulting fees of $14,020 (2006 –$Nil) were also paid directly to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(expressed in United States dollars)

(c)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a significant shareholder of the Company.  Mr. Lang and Lang Mining Corporation are the holders of preference shares, which are described in note 6.

(d)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares, which are described in note 6.

7.

Comparative figures:

Where necessary, certain comparative figures have been reclassified to conform to the current period’s presentation.

8.

Ceramext® research expenses:

	Three months ended March 31,		Year ended December 31,
	2008	2007	2007

Prototypes materials for research	$ 20,291	$ 22,055	$ 80,248
Ceramext® technology royalties	40,000	20,000	80,000
Consulting and legal fees	19,536	1,407	16,451
Consumable materials	--	457	720
Salaries and overhead costs	24,405	88,549	304,246
Marketing and commercialization	--	70	738
Sample preparation	--	516	680
Site costs	--	31,311	86,792
Stock-based compensation	--	--	53,169
Transportation	--	4,777	6,104
Incurred during the period	$ 104,232	$ 169,142	$ 629,148

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(expressed in United States dollars)

9.

Exploration expenses:

	Three months ended March 31,		Year ended December 31,
	2008	2007	2007
Idaho-Maryland Mine, California
Exploration costs
Assays and analysis	$ --	$ --	$ 2,465
Geological and geochemical	120,808	130,184	412,104
Land lease and taxes	78,010	101,844	336,959
Consulting	--	--	121,560
Mine planning and permitting	217,180	418,941	1,059,673
Site activities	120,936	63,981	305,576
Stock-based compensation	--	--	106,338
Transportation	5,599	973	4,778
Incurred during the period	542,533	715,923	2,349,453
Rozan Property, British Columbia
Exploration costs
Assays and analysis	900	--	162
Geological and geochemical	22,663	429	48,020
Drilling	--	--	43,274
Site activities	43	57	7,250
Trenching	--	--	4,666
Transportation	--	(294)	7,883
Incurred during the period	23,606	192	111,255
Stewart Property, British Columbia
Exploration costs
Assays and analysis	11,079	--	65,481
Drilling	--	--	470,858
Geological and geochemical	29,746	142	115,483
Site activities	8	4	13,699
Trenching	--	--	19,318
Transportation	--	--	42,282
Assistance and recoveries	--	(12,466)	(12,465)
Incurred during the period	40,833	(12,320)	714,656
Jazz Property, British Columbia
Exploration costs
Geological and geochemical	366	170	12,842
Site activities	114	13	235
Assistance and recoveries	--	(307)	(307)
Incurred during the period	480	(124)	12,770

Total Exploration Expenses	$ 607,452	$ 703,671	$ 3,188,134